SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 16, 2018

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, January 16, 2018 regarding “Non-cash charge from concluded impairment and revaluated U.S. tax assets”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President & Chief Legal Officer

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: January 16, 2018

PRESS RELEASE JANUARY 16, 2018

Non-cash charge from concluded impairment and revaluated U.S. tax assets

Impairment testing, announced in conjunction with restated numbers according to new segment structure December 8, 2017, is finalized resulting in SEK 14.2 b. write-down

Revaluation of U.S. deferred tax assets due to change in U.S. corporate income tax rate, resulting in a non-cash tax charge of SEK 1.0 b.

No impact on cash flow, but impairments will have negative impact on reported Operating Income mainly in segments Digital Services and Other, while tax asset revaluation will impact income tax expenses, in Q4 2017

All numbers are unaudited, final numbers will be published in the Q4 2017 report

Ericsson’s (NASDAQ: ERIC) impairment testing that was announced in conjunction with the restated financials according to new segment structure on December 8, 2017, is completed. This followed the focused business strategy announced in March 2017 and further detailed at the Capital Markets Day, November 8, 2017.

The result of the impairment testing is a write-down of SEK 14.2 b. distributed as follows:

Segment Digital Services: impairment of SEK 6.7 b. of goodwill and SEK 0.4 b. of intangible assets

Segment Other: impairment of SEK 6.0 b. of goodwill, SEK 0.3 b. of intangible assets, and SEK 0.4 b. of fixed assets

Segment Managed Services: impairment of SEK 0.3 b. of deferred costs related to termination of certain transformation activities

Segment Networks: impairment of SEK 0.2 b. of capitalized development expenses related to technologies that are no longer planned to be used

The majority of goodwill originates from investments made 10 years ago or more, and has limited relevance for Ericsson’s business going forward. All impairments are non-cash accounting adjustments. The adjustments have no influence on Ericsson’s commitment to executing its strategies and to investing in technology to support customers’ success.

U.S. tax asset revaluation

The lowering of the U.S. corporate income tax rate from 35% to 21% (effective 1 January 2018) requires a revaluation of U.S. deferred tax assets. The current estimated impact will be a non-cash charge to the Group income statement of approximately SEK 1.0 b. that will impact income tax expenses.

PRESS RELEASE JANUARY 16, 2018

The impairments and the tax asset revaluation will impact reported net income in Q4 2017, but have no impact on Ericsson’s cash flow and cash position in Q4 2017. Ericsson’s gross and net cash position remain strong. An impairment is not an indication of the performance of the business in the quarter.

Ericsson’s fourth quarter and full year 2017 earnings report is scheduled for January 31, 2018.

FOR FURTHER INFORMATION, PLEASE CONTACT

Contacts investors and financial analysts:

Peter Nyquist, Head of Investor Relations

Phone: +46 10 714 64 99

E-mail: peter.nyquist@ericsson.com

Åsa Konnbjer, Director, Investor Relations

Phone: +46 10 713 39 28

E-mail: asa.konnbjer@ericsson.com

Stefan Jelvin, Director, Investor Relations

Phone: +46 10 714 20 39

E-mail: stefan.jelvin@ericsson.com

Rikard Tunedal, Director, Investor Relations

Phone: +46 10 714 54 00

E-mail: rikard.tunedal@ericsson.com

Contacts media enquiries:

Peter Olofsson, Head of Corporate Communications

Phone: +46 10 719 18 80

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

PRESS RELEASE JANUARY 16, 2018

NOTES TO EDITORS

For media kits, backgrounders and high-resolution photos, please visit

www.ericsson.com/press

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MORE INFORMATION AT:

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media.relations@ericsson.com

(+46 10 719 69 92)

investor.relations@ericsson.com

(+46 10 719 00 00)

Ericsson is a world leader in communications technology and services with headquarters in Stockholm, Sweden. Our organization consists of more than 111,000 experts who provide customers in 180 countries with innovative solutions and services. Together we are building a more connected future where anyone and any industry is empowered to reach their full potential. Net sales in 2016 were SEK 222.6 billion (USD 24.5 billion). The Ericsson stock is listed on Nasdaq Stockholm and on NASDAQ in New York. Read more on www.ericsson.com.